AVANTI SECURITIES CORPORATION

Financial Statements and Supplementary Information

December 31, 2017

(With Independent Registered Public Accounting Firm's Report Thereon)

AVANTI SECURITIES CORPORATION

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1 - 2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 – 10
Supplementary Information	
Schedule I – Computation of Net Capital under Rule 15c3-1	12
Schedule II – Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption)	13
Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption)	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Avanti Securities Corporation
Toronto, Ontario

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avanti Securities Corporation (the "Company") as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Board of Directors and Stockholder
Avanti Securities Corporation
Page 2

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption), and Schedule III, Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarson Allen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2016.

St. Joseph, Missouri
January 31, 2018

AVANTI SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	47,419
Dividend receivable		114
Prepaid expenses		7,462
Other		100
Securities owned, at fair value		23,049
Total assets	$	78,144

Stockholder's Equity

Stockholder's equity:		
Common stock, $0.10 par value. Authorized 1,000,000 shares; 10,000 issued and 5,000 outstanding shares		1,000
Additional paid-in capital		108,809
Accumulated deficit		(31,665)
Treasury stock, 5,000 common shares, at cost		—
Total stockholder's equity	$	78,144

The accompanying notes are an integral part of these financial statements.

AVANTI SECURITIES CORPORATION

Statement of Operations

Year ended December 31, 2017

Revenue:		
Standby fee (note 5)	$	36,000
Unrealized holding gains on securities owned		2,913
Dividends		438
Interest		13
Total revenue		39,364
Expenses:		
Professional		13,240
Taxes and licenses		9,103
Insurance		576
Other		227
Georgia state tax		75
Total expenses		23,221
Net income	$	16,143

The accompanying notes are an integral part of these financial statements.

AVANTI SECURITIES CORPORATION

Statement of Changes In Stockholder's Equity

Year ended December 31, 2017

	Common stock		Additional paid-in capital		Accumulated deficit		Treasury Stock		Total stockholder's equity
Balances at December 31, 2016	$	1,000	$	108,809	$	(47,808)	$	—	$	62,001
Net income		—		—		16,143		—		16,143
Balances at December 31, 2017	$	1,000	$	108,809	$	(31,665)	$	—	$	78,144

The accompanying notes are an integral part of these financial statements.

AVANTI SECURITIES CORPORATION

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	16,143
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized holding gain on securities owned		(2,913)
Changes in operating assets:		
Prepaid expenses		(84)
Dividend receivable		(18)
Net cash provided by operating activities		13,128
Cash at beginning of year		34,291
Cash at end of year	$	47,419
Supplemental disclosure:		
Cash paid for Georgia state tax	$	75

The accompanying notes are an integral part of these financial statements.

(1) **Organization and Nature of the Business**

Avanti Securities Corporation (the Company), a limited liability company, was incorporated in 1986 under the laws of the State of Georgia. The Company is organized as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is owned 100% by APG Loeb Management Corporation. The primary securities activity in which the Company has been involved has been sales of limited partnership interests in which the Company's stockholder serves as a general partner. The Company does not hold customer securities.

(2) **Significant Accounting Policies**

(a) **Basis of Presentation**

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer firm.

(b) **Use of Estimates**

Preparing the Company's financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) **Other Assets**

Cash held in the FINRA Central Registration Depository account to facilitate the processing and payment of the Company's registration-related fees.

(d) **Prepaid Expense**

Prepaid expense represents fees paid to FINRA in advance of the upcoming fiscal year.

(e) **Securities Owned, at Fair Value**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities owned at fair value at December 31, 2017 consist of equity securities. The Company classifies its marketable equity securities as securities owned, and its marketable equity securities have readily determinable fair values as they are exchange traded. Securities owned are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, *Fair Value Measurement*, and unrealized holding gains and losses on securities owned are included in earnings.

(f) **Revenue Recognition**

The Company recognizes revenue when services are rendered.

(g) **Dividends**

Dividend income represents amounts received or receivable on securities owned, at fair value on ex-dividend date.

(h)   *Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2017 there were no uncertain tax positions that would fall under the requirements of FASB ASC 740, *Income Taxes*.

(3)   Income Taxes

The Company has current federal and state operating loss carryforwards of $33,793. The carryforward losses will begin to expire in the year 2023.

	2017
Deferred Tax Assets	
Net Operating Loss Carryforward	$9,124
Deferred Tax Liability	
Unrealized Gain on Investment	(4,927)
Net Deferred Tax Asset	4,197
Valuation Allowance	(4,197)
Net Deferred Tax Asset	$ -

	2017
Current	$ -
Deferred	6,334
Change in deferred taxes due to change in enacted changes in tax law	2,021
Change in Valuation Allowance	(8,355)
Total Provision for Income Taxes	$ -

On December 22, 2017, the Tax Cuts and Jobs Act (the "Act") was signed into United States tax law. The Company has adjusted its deferred tax asset at December 31, 2017 to reflect the Act's reduction of corporate income tax rates.

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes, operating loss carry-forwards, and adjustments to previously-recorded deferred tax assets and liabilities due to the enactment of the Tax Cuts and Jobs Act.

FASB ASC 740 requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the FASB ASC 740's more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with loss carryforwards not expiring unused and tax planning alternatives. Based upon the level of historical taxable income and projections for future taxable income over the expiration period of the operating loss carryforwards, management does not believe that it is more likely than not that the Company will realize the benefits of the operating loss carryforwards and accordingly, has recorded a full valuation allowance as of December 31, 2017, equal to the tax effect of its operating loss carryforwards.

(4)   Fair Value Measurements

Fair Value Hierarchy

The Company applies the guidance in FASB ASC 820, *Fair Value Measurement,* for the fair value measurements of financial assets and liabilities. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

The Company's securities owned, at fair value, are measured on a recurring basis at December 31, 2017, are classified as Level 1 in the fair value hierarchy and are represented by common stock equity investments.

(5)   Related Party Transactions

During the year ended December 31, 2017 the Company received $36,000 from an affiliate of the Company's stockholder as a standby fee for the Company's agreement to be available to serve as placement agent for the affiliate's private placement offerings. The Company paid $2,899 to the affiliate for a reimbursement of a direct out-of-pocket cost incurred by the Company. The Company and the affiliate have an Expense Sharing Agreement providing for the payment of certain overhead expenses on behalf of the Company. There were no such overhead expenses allocated under the Expense Sharing Agreement for the year end December 31, 2017.

(6) Commitments and Contingencies

The Company may be subject to lawsuits, administrative proceeding and claims that arise in the ordinary course of its business. One or more of these lawsuits, proceedings and claims may exist at any given time, which could potentially involve claims for substantial or indeterminate amounts. Based on information currently known to it, in the opinion of management, the final disposition of the lawsuits, proceedings and claims, if any, will not have a material adverse effect on the Company's financial position, operating rules or liquidity.

(7) Net Capital Requirements

The Company is subject to the Securities Exchange Act of 1934's uniform net capital rule (Rule 15c3-1). The rule provides that a broker-dealer is to have and maintain net capital of not less than $5,000 if it does not receive funds, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers. As of December 31, 2017, the Company's net capital was $67,225 and its excess net capital was $62,225. The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of paragraph (k)(2)(i).

(8) Subsequent Events

The Company has evaluated subsequent events through January 31, 2018, the date of issuance of the accompanying financial statements, and has determined that no additional disclosures or adjustments are required

Supplementary Information

AVANTI SECURITIES CORPORATION

Schedule I – Computation of Net Capital under Rule 15c3-1

December 31, 2017

Net Capital

Total stockholder's equity	$	78,144
Deductions and/or charges: Nonallowable assets: Prepaid expenses		7,462
Net capital before haircuts on securities		70,682
Haircuts on securities: Securities owned, at fair value		3,457
Net capital		67,225

Computation of Basic Net Capital Requirement

Minimum net capital required of reporting broker or dealer		5,000
Excess net capital	$	62,225
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	61,225
Aggregate indebtedness	$	—
Percentage of aggregate indebtedness to net capital		—%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2017 filed by Avanti Securities Corporation in its Form X-17a-5, Part IIA on January xx, 2018.

See accompanying report of Independent Registered Public Accounting firm.

AVANTI SECURITIES CORPORATION

Schedule II – Computation for Determination of Reserve Requirements
under Exhibit A of Rule 15c3-3 (exemption)

December 31, 2017

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included as Avanti Securities Corperaton claims exemption from such computation under Section (k)(2)(i), as the Company carries no margin accounts and has no customers.

AVANTI SECURITIES CORPORATION

Schedule III – Information Relating to the Possession or Control Requirements
under Rule 15c3-3 (exemption)

December 31, 2017

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k)(2)(i), since the Company carries no margin accounts and has no customers.

See accompanying report of Independent Registered Public Accounting firm.

AVANTI SECURITIES CORPORATION

Exemption Report

Avanti Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Avanti Securities Corporation

I, Donald E. Loeb, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Chairman

Date: January 31, 2018



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Avanti Securities Corporation
Toronto, Ontario

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Avanti Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Avanti Securities Corporation stated that the Company met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarson Allen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
January 31, 2018